HANAHANA BEAUTY CO.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

Index to Financial Statements

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hanahana Beauty Co.
Chicago, Illinois

We have reviewed the accompanying financial statements of Hanahana Beauty Co. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 13, 2023
Los Angeles, California

HANAHANA BEAUTY CO.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	15,319	$	49,974
Acccounts Receivable, net		41,918		-
Inventory		54,393		23,295
Total Current Assets		**111,630**		**73,269**
Total Assets	$	**111,630**	$	**73,269**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	43,886	$	-
Credit Cards		46,113		26,931
Current Portion of Loans and Notes		68,108		22,288
Forward Financing		5,016		22,535
Other Current Liabilities		5,185		7,090
Total Current Liabilities		**168,309**		**78,844**
Promissory Notes and Loans		44,756		52,712
Simple Agreement for Future Equity (SAFEs)		314,167		40,000
Total Liabilities		**527,232**		**171,556**
STOCKHOLDERS EQUITY				
Common Stock		-		-
Additional Paid in Capital		2,039		-
Retained Earnings/(Accumulated Deficit)		(417,641)		(98,287)
Total Stockholders' Equity		**(415,602)**		**(98,287)**
Total Liabilities and Stockholders' Equity	$	**111,630**	$	**73,269**

See accompanying notes to financial statements.

HANAHANA BEAUTY CO.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 594,969	$ 583,811
Cost of Goods Sold	172,620	28,957
Gross profit	422,349	554,855
Operating expenses		
General and Administrative	721,515	501,493
Research and Development	7,644	-
Sales and Marketing	45,898	22,415
Total operating expenses	775,058	523,908
Operating Income/(Loss)	(352,709)	30,947
Interest Expense	15,569	4,600
Other Loss/(Income)	(48,923)	216,975
Income/(Loss) before provision for income taxes	(319,354)	(190,628)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (319,354)**	**$ (190,628)**

See accompanying notes to financial statements.

HANAHANA BEAUTY CO.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Shareholder Distribution	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2020	-	$ -	$ (20,105)	0	$ 92,341	$ 72,235
Capital Contribution			20,105			20,105
Net income/(loss)					(190,628)	(190,628)
Balance—December 31, 2021	-	-	-	-	$ (98,287)	$ (98,287)
Capital Contribution	-	-		2,039		2,039
Net income/(loss)					(319,354)	(319,354)
Balance—December 31, 2022	-	$ -	$ -	$ 2,039	$ (417,641)	$ (415,602)

See accompanying notes to financial statements.

HANAHANA BEAUTY CO.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(319,354)	$	(190,628)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Adjustment to Fair Value of SAFEs		24,167		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(41,918)		-
Inventory		(31,097)		(23,295)
Accounts Payable		43,886		-
Credit Cards		19,182		26,931
Other Current Liabilities		(1,905)		7,090
Net cash provided/(used) by operating activities		**(307,039)**		**(179,902)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,039		20,105
Forward Financing		(17,519)		22,535
Borrowing on Promissory Notes and Loans		37,864		75,000
Borrowing on SAFEs		250,000		40,000
Net cash provided/(used) by financing activities		**272,384**		**157,640**
Change in Cash		(34,655)		(22,262)
Cash—beginning of year		49,974		72,235
Cash—end of year	$	**15,319**	$	**49,974**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	15,569	$	4,600
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Hanahana Beauty Co. was incorporated on January 10, 2019 in the state of Illinois. The financial statements of Hanahana Beauty Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Chicago, Illinois.

Hanahana Beauty is a consciously clean, skincare, beauty, and wellness brand with the mission to bring humanity into the beauty industry. Our intention is to increase accessibility, transparency, and sustainability in all aspects of what we create. This Hanahana supports the uplifting of women of color through designing and making all our products with natural ingredients. Our products are made with love and shea butter directly from the Katariga Women's Shea Cooperative in Ghana combined with natural oils.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

Hanahana Beauty Co. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its clean skincare + wellness products.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $45,898 and $22,415, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	54,393	23,295
Total Inventory	$ 54,393	$ 23,295

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Sales Tax Payable	831	3,263
Gift Card Liability	4,354	3,827
Total Other Current Liabilities	$ 5,185	$ 7,090

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of common stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, no shares have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Fixed Fee	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Paypal Loan	$ 45,000	$ 6,306		8/29/2022	Paif off	$ -	$ -	$ 34,533		$ 34,533	$ -	$ -	$ -	$ -	$ -
Paypal Loan	$ 15,000	$ 1,814		2022	2023	$ -	-	$ 16,814		$ 16,814	$ -	$ -	$ -	$ -	$ -
Axum Rev Split	$ 75,000			10/22/2021	10/22/2026	$ -	-	$ 15,000	37,712	$ 52,712	$ -	$ -	22,288	52,712	$ 75,000
Kwabena Loan	$ 15,000		5.50%	9/1/2020	6/1/2025	825	825	$ 1,761	7,043.82	$ 9,630	$ -	$ -	$ -	$ -	$ -
Total						$ 825	$ 825	$ 68,108	$ 44,756	$ 113,689	$ -	$ -	$ 22,288	52,712	$ 75,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	68,108
2024		16,761
2025		24,473
Thereafter		3,522
Total	$	**112,864**

Forward Financing

During fiscal year 2021, the Company entered into a finance agreement with Shopify Capital Inc. in the amount of $29,000. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2022 December 31, 2021, the outstanding balance of this kind of financing is in the amount of $5,016 and $22,535, respectively, and entire amount is classified as the current portion.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes I - II	$ 40,000	Fiscal Year 2021	$ 7,500,000	80%	$ 40,000	$ 40,000
Safe IV	$ 250,000	Fiscal Year 2022	$ 7,500,000	80%	$ 250,000	$ -
Adjustment to Fair Value					$ 24,167	
Total SAFE(s)	**$ 290,000**				**$ 314,167**	**$ 40,000**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through December 13, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $352,709, an operating cash flow loss of $307,039 and liquid assets in cash of $15,319, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.